Exhibit 12.1
Covad Communications Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
Amounts in thousands

	12 Months Ended December 31,						6 Months Ended June 30,
	1999	2000	2001	2002	2003	2004	2004	2005

Earnings:
Add:
(a) Pre-tax income (loss) from continuing operations	$(195,397)	$(1,433,887)	$344,758	$(184,828)	$(112,302)	$(60,761)	$(20,937)	$17,971
Plus equity in losses of unconsolidated affiliates	$—	$6,452	$13,769	$806	$279	$—	$—	$—

(a) Pre-tax income (loss) from continuing operations before adjustment for losses equity investees:	$(195,397)	$(1,427,435)	$358,527	$(184,022)	$(112,023)	$(60,761)	$(20,937)	$17,971
(b) Fixed Charges:
(a) interest expensed and captialized
Interest expensed	$24,203	$82,037	$71,937	$5,581	$5,526	$4,120	$2,061	$2,028
Interest capitalized	$2,757	$2,490	$—	$—	$—		$—	$—
(b) amortized premiums, discounts and capitalized expenses related to indebtedness	$20,269	$27,826	$20,845	$—	$—	$807	$304	$504
(c) estimated interest within rental expense	$1,434	$6,528	$5,191	$3,037	$2,802	$2,409	$1,167	$1,263
(d) preference security dividend requirements of consolidated subsidiary	$—	$—	$—	$—	$—		$—	$—

Total fixed charges:	$48,663	$118,881	$97,973	$8,618	$8,328	$7,336	$3,532	$3,795
(c) Amortization of capitalized interest:
Depreciation expense — Capitalized interest costs	$193	$414	$1,071	$1,087	$1,027	$1,111	$551	$505
(d) Distributed income of equity investees	$—	$—	$—	$—	$—	$—	$—	$—
(e) Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges:	$—	$—	$—	$—	$—	$—	$—	$—
Subtract:
(a) Interest Capitalized:	$2,757	$2,490	$—	$—	$—	$—	$—	$—
(b) Preference security dividend requirements of consolidated subsidiary	$—	$—	$—	$—	$—	$—	$—	$—
(c) The minority interest in pretax income of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—	$—	$—	$—

Total Earnings (Losses)	$(149,298)	$(1,310,630)	$457,571	$(174,317)	$(102,668)	$(52,314)	$(16,854)	$22,271

Fixed Charges	$48,663	$118,881	$97,973	$8,618	$8,328	$7,336	$3,532	$3,795

Earnings (deficiency) to cover fixed charges	$(197,961)	$(1,429,511)	$359,598	$(182,935)	$(110,996)	$(59,650)	$(20,386)	$18,476

Ratio of earnings to fixed charges	—	—	4.7	—	—	—	—	5.9